UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

QUALITY PRODUCTS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

747578 40 9

(CUSIP Number)

Brad Johnson

D’Ancona & Pflaum LLC, 111 E. Wacker Drive, Suite 2800

Chicago, IL 60601

(312) 602-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747578409

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DAN L. DREXLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,000

	8.	Shared Voting Power 533,332

	9.	Sole Dispositive Power 85,000

	10.	Shared Dispositive Power 533,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 747578409

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RICHARD A. DREXLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,500

	8.	Shared Voting Power 533,332

	9.	Sole Dispositive Power 12,500

	10.	Shared Dispositive Power 533,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

                This Amendment No. 3 to Schedule 13D (this “Statement” or the “Schedule 13D”) relates to the common stock, par value $.00001 per share (the “Common Stock”) of Quality Products, Inc., a Delaware corporation (the “Company” or “Quality Products”).  The principal executive offices of the Issuer are located at 2222 South Third Street, Columbus, Ohio 43207.

Item 3.  Source and Amount of Funds or Other Consideration.

Cash

Item 4. Purpose of Transaction.

                On October 15, 2002, the Company completed a private placement with a group of investors (the “Private Placement”) whereby the Company sold (i) 6,250 shares of its Series A Convertible Preferred Stock, par value $.0.0001 per share (the “Series A Preferred”), (ii) warrants to purchase an aggregate of 175,000 shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”) at an exercise price of $0.75 per share (“Warrants” and together with the Series A Preferred, the “Securities”), for an aggregate purchase price of $625,000.

In connection with the Private Placement, the Company filed a Certificate of Designations, Preferences and Rights of the Series A Preferred with the Secretary of State of Delaware (the “Certificate of Designations”).  The Series A Preferred has a stated value of $100 per share, with a premium amount accruing on such stated value at a rate of 10.0% per annum, payable quarterly.  The Series A Preferred is nonvoting.  The Series A Preferred is subject to voluntary conversion at the option of the holders after three years.  The conversion price will be the lower of (i) a fixed price (the “Fixed Price”) of $0.75, or (ii) an amount which will the average of the closing bid prices of the Common Stock for the 20 consecutive trading days preceding a notice of conversion.

The warrants are convertible into shares of Common Stock at a price of $0.75 per share (subject to certain adjustments), and expire on the tenth anniversary of their issuance.

Dan L. Drexler owns 500 shares of Series A Preferred, which are convertible into 66,666.66 shares of Common Stock assuming a conversion price of $0.75 per share.  In addition, Mr. Drexler was issued a warrant to purchase 16,666.66 shares of Common Stock.

Richard A. Drexler and Clare Drexler, as joint tenants, owns 1,800 shares of Series A Preferred, which are convertible into 240,000 shares of Common Stock assuming a conversion price of $0.75 per share.  In addition, Mr. and Mrs. Drexler were issued a warrant to purchase 60,000 shares of Common Stock.

In addition, Richard A. Drexler individually purchased 1,450 shares of Series A Preferred, which are convertible into 193,333.33 shares of Common Stock assuming a conversion price of $0.75 per share.  Mr. Drexler was issued a warrant to purchase 48,333.33 shares of Common Stock. Finally, Richard A. Drexler may be deemed to be the beneficial owner of 1,000 shares of Series A Preferred purchased by the Alyce A. Lazar Living Trust, which are convertible into 133,333.33 shares of Common Stock assuming a conversion price of $0.75 per share.  The Alyce A. Lazar Living Trust was also issued a warrant to purchase 33,333.33 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a)           In addition to the securities described in Item 4 above:

                Dan L. Drexler beneficially owns 618,332 shares of Common Stock of the Issuer which represents 19.6% of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on August 13, 2002 in the Issuer’s Quarterly Report on Form 10-Q.

                Richard A. Drexler beneficially owns 12,500 shares of Common Stock of the Issuer in an individual retirement account which represents less than one percent of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on August 13, 2002 in the Issuer’s Quarterly Report on Form 10-Q

                In the aggregate, the Reporting Persons hold 630,832 shares of the Common Stock of the Issuer which represents 19.68% of the 3,151,132 shares of Common Stock outstanding as reported by the Issuer on August 13, 2002 in the Issuer’s Quarterly Report on Form 10-Q.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2002

/s/ Dan L. Drexler
Dan L. Drexler

/s/ Richard A. Drexler
Richard A. Drexler

ATTENTION:                                                                        INTENTIONAL MISSTATEMENTS OR OMMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS  (SEE 18 U.S.C. 1001).